Exhibit 99.2

BOLAGSORDNING/ARTICLES OF ASSOCATION FÖR/FOR
Eco Wave Power Global AB (publ) (Org. nr./Reg. No. 559202-9499)

§ 1 Företagsnamn/Company name.

Bolagets företagsnamn är Eco Wave Power Global AB (publ). Bolaget är publikt.

The company’s name is Eco Wave Power Global AB (publ). The company is a public company.

§ 2 Styrelsens säte/Registrered office of the Board of Directors

Bolagets styrelse har sitt säte i Stockholm.

The Board of Directors’ registered office shall be situated Stockholm, Sweden.

§ 3 Verksamhet/Business

Bolaget har till föremål för sin verksamhet att, direkt eller indirekt, genom hel- eller delägda dotterbolag bedriva forskning, utveckling och försäljning av tjänster och produkter för förnybar elproduktion och därmed förenlig verksamhet.

The company’s business is to, directly or indirectly, through wholly or partly owned subsidiaries, carry out research, development and sales of services and products for renewable electricity production or related activities.

§ 4 Aktiekapital/Share capital

Aktiekapitalet ska vara lägst 700 000 kronor och högst 2 800 000 kronor.

The share capital shall be no less than SEK 700,000 and no more than SEK 2,800,000

§ 5 Antal aktier/Shares

Antalet aktier ska vara lägst 35 000 000 och högst 140 000 000.

The number of shares shall be no less than 35,000,000 and no more than 140,000,000.

§ 6 Styrelse/Board of Directors

Styrelsen ska bestå av lägst tre (3) och högst åtta (8) ledamöter utan suppleanter.

The Board of Directors shall consist of no less than three (3) and no more than eight (8) directors, without deputy directors.

Inna Braverman och David Leb ska, i samband med årsstämma, vardera ha rätt att utse en (1) ordinarie ledamot till styrelsen för tiden intill slutet av nästkommande årsstämma under förutsättning att styrelsen därefter består av minst fem (5) ledamöter.

Inna Braverman and David Leb shall, in connection with the annual shareholder’s meeting, each have the right to appoint one (1) ordinary member to the Board for the period until the end of the next annual shareholder’s meeting, provided that the Board thereafter consists of at least five (5) members.

För ett giltigt beslut om ändring av § 6 i bolagsordningen krävs, utöver den röstmajoritet som framgår av lag, samtycke från såväl Inna Braverman som David Leb.

A valid resolution to amend § 6 of the Articles of Association requires, in addition to the voting majority required by law, the consent of both Inna Braverman and David Leb.

§ 7 Revisorer/Auditors

Bolaget skall ha lägst en (1) och högst två (2) revisorer, utan eller med högst två (2) revisorssuppleanter, eller lägst ett (1) och högst två (2) registrerade revisionsbolag. Revisor och revisorssuppleant, respektive huvudansvarig revisor skall vara auktoriserad revisor.

The Company shall have no less than one (1) and no more than two (2) auditors, without or with no more than two (2) deputy auditors, or at least one (1) and no more than two (2) registered auditing firms. The auditor(s) and deputy/deputies and principal auditor shall be authorised public accountants.

§ 8 Kallelse/Notice

Kallelse till bolagsstämma ska ske genom annonsering i Post och Inrikes Tidningar och på bolagets webbplats, samt genom annonsering med information om att kallelse har skett i Svenska Dagbladet.

Notices of shareholders’ meetings shall be published in Post- och Inrikes Tidningar (the Swedish Official Gazette) and be kept available on the company’s website and an announcement with information that the notice has been issued shall be published in Svenska Dagbladet.

Aktieägare som vill delta i förhandlingarna vid bolagsstämma ska göra anmälan till bolaget senast den dag som anges i kallelsen till stämman.

Shareholders wishing to participate in shareholders' meetings must notify the company no later than the date specified in the notice of the shareholders' meeting.

Aktieägare får vid bolagsstämma medföra ett eller två biträden dock endast om aktieägaren gjort anmälan härom enligt föregående stycke.

Shareholders may bring one or two counsels at shareholders’ meetings only if the shareholder has given notice in accordance with the previous section.

§ 9 Årsstämma/Annual shareholders’ meeting

Årsstämma ska avhållas inom sex månader efter räkenskapsårets utgång.

The annual shareholder’s meeting shall be held within six months after the end of the fiscal year.

På årsstämman ska följande ärenden behandlas:

1.	Val av ordförande vid stämman.

2.	Upprättande och godkännande av röstlängd.

3.	Val av en eller två justerare.

4.	Godkännande av dagordning.

5.	Prövning av om stämman blivit behörigen sammankallad.

6.	Framläggande av årsredovisning och revisionsberättelse samt i förekommande fall, koncernredovisning och koncernrevisionsberättelse.

7.	Beslut om:

a)	fastställande av resultaträkning och balansräkning samt, i förekommande fall, koncernresultaträkning och koncernbalansräkning;

b)	dispositioner beträffande vinst eller förlust enligt den fastställda balansräkningen; och

c)	ansvarsfrihet åt styrelseledamöter och verkställande direktör.

8.	Fastställande av styrelse- och revisorsarvoden.

9.	Val av styrelseledamöter samt revisorer och revisorssuppleanter.

10.	Annat ärende, som ankommer på stämman enligt aktiebolagslagen (2005:551) eller bolagsordningen.

At the annual shareholder’s meeting the following matters shall be addressed:

1.	Election of the chairman of the meeting.

2.	Preparation and approval of the voting list.

3.	Election of one or two checkers.

4.	Approval of the agenda.

5.	Determination that the meeting has been duly convened.

6.	Presentation of the submitted annual report and the auditor’s report and, where appropriate, consolidated financial statements and the consolidated auditor’s report.

7.	Resolution regarding:

a)	adoption of the income statement and balance sheet, and where appropriate consolidated income statement and consolidated balance sheet;

b)	appropriation of the company’s profit or loss pursuant to the adopted balance sheet; and

c)	discharge of the members of the Board of Directors and the managing directors from liability.

8.	Determination of remuneration to members of the Board of Directors and auditors.

9.	Election to the Board of Directors and auditors and alternate auditors.

10.	Any other business that arises at the meeting in accordance with the Swedish Companies Act (2005:551) or the Articles of Association.

§ 10 Räkenskapsår/Financial year

Bolagets räkenskapsår är 1 januari – 31 december (kalenderår).

The company shall have a financial year from 1 January to 31 December (calendar year).

§ 11 Avstämningsförbehåll/Registration of shares

Bolagets aktier ska vara registrerade i ett avstämningsregister enligt lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument.

The company’s shares shall be registered in a securities register according to
Swedish Central Securities Depositories and Financial Instruments Accounts Act (Swe. Lagen om värdepapperscentraler och kontoföring av finansiella instrument, SFS 1998:1479).

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